Exhibit 99.4

On February 6, 2014, Dassault Systèmes conducted an analyst presentation in connection with its announcement of results for the fourth quarter and year ended December 31, 2013.  A transcript of the presentation is filed herewith.

Dassault Systèmes Analysts Meeting Q4 & FY 2013

Contents

Introduction	2
François-José BORDONADO	2
VP Investor Relations	2

Business Overview	3
Bernard CHARLES	3
President and CEO, Dassault Systèmes	3

Financial Results	11
Thibault DE TERSANT,	11
Senior EVP, CFO, Dassault Systèmes	11

Important Information

The tender offer described in this presentation has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Accelrys’ common stock. At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”). Accelrys’ stockholders are strongly advised to read these documents that will be filed with the SEC, because they will contain important information that Accelrys’ stockholders should consider before tendering their shares. These documents will be available for free at the SEC’s website (http://www.sec.gov) or by directing a request to Dassault Systèmes, 10 rue Marcel Dassault, CS 40501, 78946 Vélizy-Villacoublay, Cedex, France.

Dassault Systèmes

Introduction

François-José BORDONADO
VP Investor Relations

Well, je pense que nous pouvons commencer.

Good morning, everyone.  I am François-José BORDONADO, Dassault Systèmes Investor Relations. From the Company, we have Bernard Charlès, our President and Chief Executive Officer, and Thibault DE TERSANT, our Senior Executive Vice President and Chief Financial Officer.

I would like to welcome you to Dassault Systèmes 2013, First Quarter and Full-Year Earnings presentation, which is also being webcasted.  At the end of the presentation, we will take questions from the audience and from participants in the webcasted call. Later today, we’ll also hold a conference call.

Dassault Systèmes Financial Results are prepared in accordance with IFRS.  In addition, we have provided supplemental non-IFRS financial information.  For an understanding of the differences between the two, please see the reconciliation tables included in our press release.  Some of the comments we will make during today’s presentation will contain forward-looking statements, which could differ materially from actual results.  Please refer to our risk factors in our 2012 Document de Référence.

In addition, some of the comments we will make in this presentation with respect to Dassault Systèmes’ proposed acquisition of Accelrys, which was announced last week, will contain forward-looking statements which could differ materially from actual outcome.

In addition, the Tender Offer described in this presentation hasn’t yet commenced and this material is neither an offer to purchase, nor a solicitation of an offer to sell shares of Accelrys common stock.  At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission (SEC), and Accelrys will file a solicitation recommendation statement with the SEC.  Accelrys stockholders are strongly advised to read these documents that will be filed with the SEC, because they will contain important information that Accelrys stockholders should consider before tendering their shares.  Please refer to the Important Information section of the press release announcing the signing of the definitive merger agreement for Dassault Systèmes to acquire Accelrys.

Let me now introduce Bernard Charlès, President and Chief Executive Officer.

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Dassault Systèmes

Business Overview

Bernard CHARLES
President and CEO, Dassault Systèmes

Thank you, François-José.  Bonjour.  It is always a great pleasure to go through a full review for the full year, and give you some perspective about where we are going forward.  On February 9, 2012, we communicated here the fact that Dassault Systèmes in 2021 will be the “3D experience company”. We are in Season 3. Season 1 was 2012, Season 2 2013, and we are at the beginning of 2014, so I think that there is a lot of news flow in the presentation that with Thibault I am going to share with you, related to the expansion of the market we want to serve, and of course more details about what we have achieved in Q4 in the full year.  So, let’s go straight to the point.

I)           Performance

The first: revenue 5% up in 2013.  Operating margin stable, due to cost discipline, despite the fact that we have been doing one acquisition almost every month, I think about the increase of productivity in the core business.  Expansion of the customer footprint, with almost 20 000 new customers joining – customers, I’m not talking about users of course – using Dassault solutions: 19,500 exactly. So the footprint in the industries, the 12 industries we serve, is expanding and has expanded significantly in 2013.

Industry diversification is working, with an increase of 1 point, whereby 25% of the revenue is coming from these new diversification industries on the programme we launched a few years ago, as well as the geographic diversification, they are also bringing results with growth of 13%, excluding exchange rate, for the high-growth countries (basically the BRICS).

The 3D Experience Platform.  This morning, we announced the availability of our Cloud solution of this month – of this year. We started last July to evaluate how the Cloud infrastructure could really provide new types of reach and solutions and we have excellent feedback after six months of customer tests, and I will come back on this too.  And simply said, with the different portfolio acquisitions, we are expanding in a significant way the addressable market. I will also come back to this.  We have two milestones last year: the acquisition of Apriso  -- this is basically manufacturing and RTT new solutions for marketing.

So, customer expansion first.  Here are some illustrations – selective illustrations – of this significant number of new enterprises joining the club:

-	O-STIN: this is a Russian apparel company.
-	SFR, no need to explain here, it is a Telco company.
-	Nuvia Group: energy nuclear sector in UK.
-	Celio: apparel sector.
-	Qoros: a leader in the Chinese automotive sector – they want to create their own brands, they are doing it.
-	Smith and Nephew: life sciences
-
MWV: this is industrial equipment for consumer packaged goods, there will be an interesting short video about what they do, and how our solutions are transforming the way they interact with their own customers

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Dassault Systèmes

-
on this last logo, a little bit difficult to read maybe for some of you not being fluent in Chinese, the China Nuclear, who have also decided to adopt Dassault Systèmes platforms for all their projects in construction. As you can imagine, the energy sector is a very significant sector, moving and transforming itself, not only in renewable energy, but also in improving efficiency and building infrastructure. We are very pleased to have been selected by China Nuclear, it is the beginning of the project and they are adopting our solutions to really plan, simulate and organise the construction sites for all their nuclear energy. So it’s a big decision with the support of extremely influential decision-makers in China where Dassault Systèmes is very welcome.  We are welcome in all sectors that we serve there and that is a very strong sign that they are themselves mastering many of the technologies in Aerospace, in Nuclear, on many other sectors.

Geographic Diversification

Here are a few illustrations of that.

-	Geely: Geely is a very significant automotive player in China. They own Volvo.
-	Aviation of China.
-	Tata Motor are a huge Group in India.
-	Doosan, in Korea. Heavy equipment.
-	Embraer, of Brazil: that is more known.
-	Ниаеп. Niaep Atom, one of the biggest nuclear operators in Russia.

So those are just illustrations to show our sales coverage in those countries.  We are delivering double-digit growth in these countries, representing only for the time being 12% of our total revenue, so we believe the potential is significant as they built up their infrastructure in those countries.

So, what is Geely doing?  They are doing a wide portfolio of new cars, under their brand name, not anymore as international brands that we all know.  And they have been using and selecting the Dassault Systèmes platform for what we call industrial solutions experience, this one is called smart, safe and connected vehicle.  You will notice that this is going far beyond design.  I think in those countries they are really preparing themselves to go to the next step. Smart, safe and connected vehicle is the new way transportation will be done in the future and those companies are already planning for that.

Industry vertical diversification.

Here is the map.  New industries as I said represent 25% of our total software end-user revenue.  We have increased it by 1% compared with 2012. At the end of 2012, it was about 22-23%, at the end of 2013, it’s about 25%, so we see the acceleration in the diversification from that standpoint.  Industrial Equipment is a critical sector.  It becomes the biggest in the world for us, neither Aerospace nor Automotive, but Industrial Equipment.  It’s a wide sector, going from very simple systems to extremely sophisticated equipment, whether they are used for Production or other industries.  And we continue to strengthen our position and take the footprint in sectors where we were not before.

-	Construction sector has been served with many other solutions and competitors solutions for years, and we are entering that sector.
-	The CG consumer goods retail. Celio is an example, but we have referred to many other brands recently.
-	Energy and natural resources. So you see here the split on how the new industry is playing.
-	Transportation, Mobility, at large is still a very important part of the Dassault Systèmes activity and will continue to be, because this sector is under significant transformation.
-	New energy, new types of vehicles connected. We continue to reconsider this as a very strategic sector.
-	Business services 12%, which is becoming quite visible.

Acquisitions

A few illustrations about the recent effects of acquisitions.

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Dassault Systèmes

Kimberly Clark: well-known group, with the acquisition of Apriso, now being used by these companies to manage their manufacturing operations: how do they produce those packages, how do they track them.  Apriso is also used, for some of you living in France by Valeo, they have 110 plants around the world, 95 of them use Apriso software to run the plant.  Those are illustrations; in this example here, it is Kimberly Clark.  So, you can notice that not only we go from the design, but we are really considering now that the manufacturing execution, the new world of the making is going to be a factor for growth for Dassault Systèmes solutions.

Strategy

About the strategy, we believe that with the moves we have done in the last 18 months or 2 years, since February 2012, when we explained that we would like to go to the next step, which is after 10 years of focus on 3D (we continued to do that between 1980 and 1990) between 1990 and 2000 we said we are going to do the digital mock-up, which is the replacement of the physical mock-up.

2000-2010, we said, “We have the digital mock-up, for airplanes, you don’t need to do physical mock-up any more.  We want to connect now the way we design and the way we produce.”  We called it PLM – product life cycle management, that was the journey between 2000 and 2010.  We said the next step for Dassault Systèmes horizon in 2021 will be to create a platform for innovation that enables our clients to represent the usage ther product before they do the design and production of what they want to sell.  We call that the Experience Economy.  We are – all the moves we have done – the 16 acquisitions we have done in the last two years are driven to make this strategy reality.

A few things that I think are important: we have a purpose in the company and I think if people are joining Dassault Systèmes, they are joining Dassault Systèmes because they think that the purpose is a valid one, in terms of contribution to society: we want to create virtual environment where we can improve the harmonisation between the way products are done – products, nature and life.  It’s not just a statement just a dream.  The Geovia brand we have created in the last two years, based on the acquisition of GemCom has been justified by this purpose: how can we do underground modelling and simulation, for natural resources?

The recent acquisition or intent to acquire Accelrys is also justified by this: biotechnology, molecular simulation… So I think we are “walking the talk”.  The 16 acquisitions that we have done are all oriented to make this strategy happen for the world of innovation.

We were very pleased last week to be recognised by Corporate Knights in the Top 5 of the Global 100 Most Sustainable Companies, not for what we do only inside the company, but for the effect of what our software can provide to our clients: to reduce waste, to improve material usage, reduce risks, sustainability is a major topic.

Talking about what we call social industrial experience, I think the best is to see this very short video that explains how a company doing industrial equipment really is.

[Video is shown:

“In talking with our partners at Dassault Systèmes, starting about three years ago, we looked at our insights to in-market strategy and we looked at the Dassault Systèmes strategy, sitting in a room in Vélizy, and we looked at the two of those and said: those look identical, except that we make beer cartons and you all make software and systems.  And so, together, we set a goal three years ago, of reducing that cycle for eighteen months to six months.  And that is where the 3D experience for [us] comes into play.  And what has, in the past, taken days to actually come up with the initial package design, weeks sometimes, we can now do that it an hour.  It’s a dramatic reduction.  So, we will have taken this entire process down from days to 30 minutes.  What we’ve got here is an interesting static design.  What we showed to our Board of Directors yesterday was the ability to literally walk into a grocery store, to see that package and to pick it off the shelf, and to turn it around and put it in your shopping cart.  And so, if I think about the back-end of the process, our customers need to see what it looked like on the shelf, because that is the first moment of truth for the consumer”.]

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Dassault Systèmes

That was an Executive presentation at our User Conference a few weeks or months ago.  And it shows that, in the world of creating industrial equipment for the Unilever and P&Gs: they are also completely changing the experience looking at the end-product of their packaging – so a big gap between airplanes and packaging here, but you can see the numbers speak for themselves.

So, this is an excellent illustration of what we mean by implementing social industry experience, and there is more of this that we have done this year.  So, the second remark I want to say is PLM – product life cycle management – we have focused up to now, for the last 20 years, on the design for production.  We want to expand our footprint by serving the marketers: how do you do virtual showroom on the Net?  How can people navigate and see the products they are going to buy, virtually, before they buy them?  That is the motivation behind the acquisition of RTT, the German-based company - that we closed a few weeks ago.

So, the idea is to be able to virtually represent what you want to invent, design it, test it, manufacture it, create the sales experience, what was called in the previous sales video “first moment of truth” (will the customer buy it or not?) and then the consumer experience, what will be the store experience: how do you set up the store, when you have to manage thousands of stores around the world?  What is the brand identity of the store?  This can now be done with the virtual world.  So that is what we call the full lifecycle, from the idea to the sales process, and that is where the platform comes into play.

So, RTT.  The Company is based in Germany. They do global business, they have precious customers.  Who are their users, first, before ‘what do they do’?  Their users are people from marketing, from sales organisation.  You see here names like Adidas, Audi, Ferrari, GM, Hugo Boss, Northface, Airbus, BMW, to name a few.  The Company is doing €74 million in revenue in 2012, 75% in production of what we call production of digital content – this content that will be used for the marketers and salespeople.  2013 will be about €81 million, a 10% growth.  And with their 750 people, they have now joined Dassault Systèmes.  What we want to do with the company is to build solutions for marketers and sales people.  I will show you a video that illustrates what they do.

[Video shown]

It might be misleading, because you think that what you have just seen, or seen is TV, are movies, are records of real situations. In fact, all of this is computer-generated – and that is what RTT is doing. So we think that for marketers of the world, multi-channel distribution is an essential breakthrough to integrate the digital pipeline from product creation and production to marketers and selling.  It fits perfectly with Dassault Systèmes’ strategy of experience, you cannot make the difference between what is computer-generated versus real pictures.  In fact, in most cases, you will not be able to find a difference.  It’s not about images; it is about entire experiences.  So, of course, there is a lot of work that we have to do to scale this kind of capabilities, on a global basis, but the foundations are there to make it happen, and you may know that in the projections for the future years, the investments in digital IT of the marketers in the world will be higher than the spending in engineering activities. And therefore we want to be a critical element of that aspect for the marketing and sales process, with really this illustration which I think can be very well combined with where we want to go from this experience.

Now, we have announced this morning also something which is a significant milestone for the Company. For the first time in our history, we are going to provide our – highly-sophisticated applications and solutions – on the Cloud. So, maybe this is a Geek Secret World Cloud, but the idea is the following: how can we provide our application online, the way we use an e-mail today, how can we have our highly sophisticated application available directly by connecting to Dassault Systèmes Clouds around the world.  We have started the customer test last July, and we have gone through successful learning experience to provide and provision our solutions using Cloud technology, by the way that we master because it is our own Cloud, we have now clouds in Europe and the US, and we will be putting Clouds in place in Asia.

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Dassault Systèmes

The idea is to use this platform to power all the applications we have and make sure that every user, new users, can have access to those, from an on-line environment, as opposed to installing the product locally in a traditional way. Why this is critical?  Because companies need to work with their suppliers.  If you go from design - test – manufacturing - sell - experience, none of the companies in the world do that alone. They need to be connected with many other companies.  If it is online it is easier to do it. This is a picture of our Cloud, so it is real, even if it is a nice picture, and we will have three major locations for the Cloud: in Europe, Americas and Asia. And we are introducing of course industrial processes on the Cloud, as well as a special new offer, because Cloud changed the way and the scope of doing this job.

Here is an example of a customer, and I think the best is to see what they say:

[Video shown.

“Shop is a think tank and collectively, we cover the areas of architecture, planning engineering and construction services.  Shop’s relationship with Dassault Systèmes is based on the fact that we have mutual interests and aligned goals.  We are trying to push sustainable city planning, architecture, building, fabrication, engineering and construction.”

“The experience that Shop wants to create for its clients and anyone that is involved in the projects is transparency.  The 3D experience platform is the environment we want to interact and engage our clients and partners in.  In order to fully test the viability and productivity of the 3D experience platform, we are developing a modulate brownstone project for Red Hook, Brooklyn.  And this project – it’s a small, prototypical project, but an important one, because it shows that in the adversity of Hurricane and that type of environment, we could come up with a housing solution, develop it quickly, deliver the information directly to the factory floor, and while doing so, have all of our information available on the Cloud environment.”

“It was relatively easy to get up and running on the 3D experience platform.  We don’t feel that it is a coincidence that the Play button is at the centre of the compass, because it is a fun environment to operate in, to experience.  It’s very intuitive.  The idea of operating in a Cloud-based environment is new, but it’s very natural.”

“With the 3D-experience platform, all of the modelling is online, on the Cloud and available to the factory-floor immediately.”

“The 3D experience platform absolutely facilitates collaboration.  It’s completely revolutionary. You are responsible for generating the system, creating the system.  And the people that are responsible for their trade are extracting information from your model.”

“Key in the AEC industry is the ability to collaborate on our projects. Now, with the advantage of Cloud Computing, that is where the model is hosted.  What we see as the main benefit is the speed and efficiency of posting information, having someone on the other end pull that information down, making it change and bringing it back together.  With that efficiency, you’re increasing productivity; you’re getting to the end of project quicker.”

“We started bringing more complex projects and geometry into the 3D experience to sort of test its fitness and test how it would handle complex systems, large amounts of geometry and it’s completely scaleable and we are happy to report that large projects, varying scales of projects, varying typologies of projects all function and look fantastic in the 3D experience.”

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Dassault Systèmes

“CATIA helped us by managing an enormous amount of product information.  Without it, there wouldn’t have been an ability to manage the geometry and eventually the architecture”.

“Using the knowledge modules of CATIA to template design, to template process and deploy complex systems is absolutely essential to the AEC industry.”

“The CATIA show-real experience allows us to deliver visual information in an unobstructed fashion.”

“This is very important in a competitive client-facing environment, because you’re not expending resources to create visualisation.”

“We have created dashboards on the 3D experience platform and I think it seemed in the beginning as a bit of a novelty, and I think we had a sort of ah-ha! moment where one day I was entering the 3D experience and noticed a project that we were awarded, and I saw that on the dashboard before it had been officially announced in the office.”

“As we begin to take the 3D experience platform to the next step, what we are really looking forward is a large project team working in environments where the owner specifically has a better interaction with the project and the process of the project in order to understand what is happening, how the design is moving forward, how the costing is developing, and we think the 3D experience platform is going to provide that opportunity.”]

So this milestone, when it comes to our business, is significant, because it is changing the way the world is going to design, produce and construct things.  Many people ask us why we acquired NetVibes two years ago: Exalead, Search, Dashboard and … you see all this in action, in a consistent way, now in this platform.

AEC sector, stands for Architecture, Engineering & Construction. For instance, the Gerry Architect activity here in Paris, with the LVMH Construction: all this has been done with our software, and it has been used up to now only for very sophisticated programmes.  The entire AEC industry is 30 years behind the Aerospace, not 10 years, 30 years in terms of adopting new technology, but we think that with Cloud we can reach that new market.

Last week, in San Diego, we had 6 000 people at the conference – the Solidworks Conference – to look at how they are going to use this social new environment.  It was a major event, so I was not in San Diego only for Accelrys, but also for this conference.  And I think there were many reveals there, about the impact of Cloud on design:

[Video shown.

“The beauty of Solidworks Construction is I don’t have to plan ahead anymore; I can just lay down my ideas if I have them.  Just as if I were to sketch on a piece of paper.  (Let’s try to change that…) If I don’t like something, I can change something here and there, and it can form into something organically, that I can then work backwards into the manufacturing. (Can we look at that from the front view?)  We live in a world where we have Smartphones, everything is in graphic display, you know?  And then we go into a scenario where we are trying to sell a couple million dollar systems, and most people show up with stick figures.”

“The customer had mentioned to me that they wanted to look at these stairs over here.  With Mechanical Conceptual, you can really show the client what they are thinking of, in a 3D space and they are wowed by it.”

“Mechanical Conceptual has cut our sales process in half.  All of our sales layout and changes and modification can be done at Mechanical Conceptual.  Then, once that is nailed down, we can bring that into solid works, and do the Production aspect of it.”

“It enhances our ability to be upfront, fill in those blanks, then when the purchasing order comes through, we are 80 to 95% done with all of our engineering.  It allows us to do a lot more of the preliminary ‘what if?’ design, ahead of time, before we get into our true production engineering.”

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Dassault Systèmes

“I’m gonna do a simple motion study on this linkage here, so I’ll just add a motor and hit the Play button.”

“What Mechanical Conceptual does, is it eliminates a lot of the guess work.”

“That ensures that there is no miscommunication between a Sales Team, Layout Team and Engineering Team.”

“We can spend our engineering time where it needs to be.”

“We are not wasting 40 hours to figure out something is not going to work.”

“We don’t need a mid-landing here on these stairs because it does not exceed 12 feet in height”.

“We can get a system installed four months ahead of what we originally thought. That’s four months for the customer to make money, and the ROI is very easy to compute there.”

“Can you check and see if that is going to work for them?”

“The part I like best about Solidworks Conceptual is the social aspect.”

“Traditionally, we end up with a scenario where we have e-mail, we have drop box, we have five to six places we go to gather any type of information.  With the community portal we have with other customers, we now have one place to go.”

“We’ve got pictures uploaded here with notes on some modifications that we need to do.”

“Customers are able to get to the social portion of Solidworks Mechanical Conceptual 24 hours a day, 7 days a week, it’s all up there, we can collaborate at any time.”

“It’s a real-time update just.

Sometimes when I see that and the transformation that is going on, I have the impression I am going back to the IPO process of 96, because it’s so much a revolution in this industry.  I am not surprised that in America, the manufacturing industry is back in the race of competitiveness, because they are adopting massively this kind of solution, and I think that this is going to be something that will change the world of innovation again, as we did three times for the last thirty years.  And now it is the world of what we call 3D Experience.

Now, last week, we announced our intent to acquire Accelrys.  Why so?  And how does it fit?  This slide is what I presented on February 9, 2012.  We are not going to continue to invest only in physical goods, but to invest in natural resources modelling and simulation, as well as live modelling and simulation. Today, Dassault Systèmes is Number 1 on the market for serving our solution for prosthesis, but also human organ modelling, and we want to go further in the sector.  The project that we launched five years ago was called biointelligence: we have invested millions of euros in that programme, and it was supported by a French government initiative, with the G5 of the pharma sector.  And this is one thing that we have been developing for the last five years.  It is fundamental research coming to development of products now.

So, Accelrys: how does it fit there?  It is a leading player in scientific innovation lifecycle management, for chemistry, biology and materials: the future of materials is very critical for innovation.  Here are some of their customers: Sanofi-Aventis, Pfizer, Astra Zeneca, AstraDupont, Shell, BASF, P&G, L’Oréal, Unilever, to name a few of them.  They do USD 174 million, 54% is subscription of new licenses and 23% maintenance for perpetual licensees. 16% of the revenue is from professional services.  For the fiscal year 2013, their objective is to be at about USD 180 million.  They are listed on the NASDAQ, headquartered in the USA, with 750 people and about 2,000 customers, in Pharma, Biotech, Chemicals, Consumer Packaged Goods, High-Tech and Consumer Manufacturing Companies.  That is a quick profile.  You can go on-site and find information about the company, so the key timeline is:

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Dassault Systèmes

-	we signed the merger on 30 January of this year,
-	the tender offer for selling shares at 12.5 dollars per share, which means an equity value of UDS 750 million,
-	of course the transaction is subject to shareholders tendering,
-	and also, of course, regulatory approval, which is well known.

The impact on the acquisition on our non-IFRS 2014 objectives, will be exposed and presented to you when we have finished the closing of this.

The only comment I will do before I give the floor to Thibault – you can join me Thibault, so that we can go directly to the review of the numbers – is: 1) the feedback from the customers is excellent, they wanted us to do that, it is a customer idea and I think that for Dassault Systèmes being driven by customer needs is the most important; and the last take-away I want to tell you is that the repositioning is underway.  I remind everyone that we have ten brands in the company, five of them are Number 1 in the world and the sixth one is Number 2; the others are under development and we believe that it is not only about selling software, but selling application brands that can work on one platform.  It is the experience platform, so what we said two years ago, we are putting in operation.

Thibault, you have the floor.

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Dassault Systèmes

Financial Results

Thibault DE TERSANT,
Senior EVP, CFO, Dassault Systèmes

Good morning.  You already know our revenue results.  They are showing some improvement in new license activity and they are still occurring at still very normal renewal rates: about 97% for PLM.

I)           Highlights

Solidworks is one of the positive elements of Fourth Quarter, because they renewed with new licenses growth in units: 5%.  Of course, they did a 7% increase in revenue and slight increase in average selling price. In addition, Solidworks is for us an advanced indicator because it is our shortest sales cycle (three months, on average) and it gives an early impression on buying trends from our customers.

The geographic breakdown of our growth was that we saw renewed growth in Asia.  Asia was an issue in the Third Quarter, if you remember, and Fourth Quarter, with 9% growth was very satisfactory.  Europe was very stable at 4% growth, like for the full year, and the Americas were a little bit weaker.  In Asia, India and China have particularly good results in Q4, so we see this trend in the two countries to design their own products.  Without our acquisitions, the growth would have been for the full year 3%.

CATIA was relatively weak in Fourth Quarter: -3%, flat for the year.  ENOVIA saw a rebound in growth: 5% growth in the Fourth Quarter and 1% for the Full-Year result. Solidworks 6% for the full year, after the 7% in Q4, and of course there was good dynamic in Q4 in Other Software, where you find SIMULIA, which continues to enjoy a good dynamic, and DELMIA, where Apriso is now reported, but indeed a good dynamic for DELMIA in general, with Manufacturing becoming a more and more important theme for our customers.  Other Software grew by 17% in Q4; 19% for the full year.  Total Software was up 4% for Q4, 3% organically, and 5% for the full year.

So, I think that in Q4, one of the elements to bear in mind is the fact that there was real momentum around V6, representing 27% of new licenses in Q4, up by 10 points compared to the first nine months of the year, and more importantly, 60% of the ENOVIA new licenses were V6 in 2013. Half of our Top 20 customers (in size) are today engaged in V6 deployments, and a lot of them are going to go live during the First Quarter.  So, this is one of the elements that we took into consideration in developing the guidance. I am going to comment on the guidance later.

So V6.  A couple of examples of what we do with V6.  SAFRAN, here, was one of the early adopters of the V6 architecture.  In Q4, we saw a follow-up acquisition of licenses by SAFRAN, in a new division, which is Messier Mugati Dowty.  What is interesting here is the importance, the relevance of the manufacturing theme.  in Aerospace, due to the number of planes being built to satisfy the demand of Aerospace companies, manufacturing is becoming highly strategic.  You can see here, that the driving for this decision was truly a V6 implementation of DELMIA.

A new customer Doosan in Korea, is one of the leaders in Construction Equipment: very significant win, with a very competitive situation at Doosan.  Here, what has to be highlighted is the fact that what truly Doosan wanted to do was to improve their top line. So, of course, they wanted to federate all R&D processes, do better collaborate, improve product quality, etc. but the driving force for such a decision is the top line: how to improve revenue growth.  And this is one of our specialities: we are not just helping bottom line for our customers, but we are helping top line development.

Paris, 06 February 2014

Dassault Systèmes

Services: we are up by 8% in Q4, 4% for the full year, with an improvement of margin, as you can see for the full year of more than 6% points from a relatively low level, but certainly in Q4, we were reaching 20% in margin in Services, which was more satisfactory.

Operating income and margin

The margin was relatively stable for the full year.  It was a 34.9% for Q4 and 31.5% for the full year, and so we were – I think – able to organically offset the division coming from acquisitions.

EPS

EPS at €1.01 was relatively stable in Q4.  It was up by 4% in the full-year 2013, without the currency headwinds, EPS would have grown by 8% in 2013.

Cash flow

We still have a very good net financial position at the end of Q4, at the €1.44 billion.  The cash-flow for the year was at 507 million euros, slightly less than 2012, where it was at 566. It is still a very healthy and good cash flow I believe, above €500 million.  When you look more at the details, what you see here is the fact that there is increase here coming from net income, adjusted for non-cash items, for about 20 million.  The other increase is in unearned revenue: 22 million.  There is an increase, by the way, in unearned revenue, of 37 million, which, including currency effects, computes at 6%.  In Q4, I know that some analysts are tracking with reason unearned revenue very closely.  So, I want to highlight that it is very consistent with the recurring revenue growth.

And the elements that are downward in the evolution of operating cash-flow are Trade Accounts.  We did a very significant effort in discipline: in 2012, we were able to reduce the number of DSOs by 14 days, and we kept that discipline in 2013, but we were not able to improve again further customer payment delays, so this has a negative impact of 60 million in working capital.  And the last point that has to be highlighted is the fact that we had more balance of taxes to pay 1 year ago, because the advanced payments were based on 2011, which was not as a good year as 2012. So the balance we need to pay in taxes is lower in 2013 and this has an impact of 40 million. All in all, you can see that the negative impact on cash flows is not really concerning.

II)          Objectives

Now, let’s go to the objectives.  So, how did we develop these objectives, for 2014?  I have received a few questions already this morning.  And I think the main question was – “finally, am I still prudent?”  Very good question. I don’t think that I have changed, but you will judge on the results.

There are a few positive signs that we have taken into account, and that is true: the fact that we have seen some unit growth, with Solidworks, in Q4; the renewed growth in Asia, you probably remember there were questions about the ability of Asia to continue to deliver good new-unit growth, and I think it is proven in Q4. I think there is of course a high level of go-live V6implementations and the identification at the end of February of the 3D Experience of R2014x, which is very significant.

Now there are a few negative factors.  These are very positive factors for top line of course, but the weakening of the yen, where we hedged at about half of the exposure on the yen in 2013 – we take hedges for one year on currencies – and this hedge of course was finished at the end of 2013.  So, we could not find early in 2013, a good rate at which we could hedge against the yen, so here there is an exposure. We have taken as an assumption 140 yen per euro, in the guidance, and by the way, 1.40 for dollar; and the tax rate is increasing.  We had favourable factors on the tax rate in 2013, so we’ll go to a 35% tax rate in 2014.

Paris, 06 February 2014

Dassault Systèmes

And finally, in Q1, I don’t believe that all of these positive factors for the top line are going to be seen because of the cycle time to sell our products, and also because most of the go-lives of V6 will happen during the First Quarter; 2014x will be released end of February, so Q1 is going to be basically with the same trend as the one we have seen for Q4 and the rebound will start to happen in the Second Quarter of 2014.

So, from a revenue standpoint, you can see here that we are targeting 10 to 11% growth, currency effects and as reported, 7 to 8%, with the currency rates I indicated to you.

From an EPS standpoint, I wanted to show you what it would have been without the tax rate increase and without the yen exposure. And you can see that our EPS would have growth 7 to 10% without these two factors.  We are targeting an EPS at €3.40 to €3.50, which is between a decrease of 3%, and a flattish EPS for 2014.  But these events, I believe, are essentially one-time events and the normal growth of EPS should be seen of course in future years.

And finally, operating margin. I think it is important for you to know what we are doing for the efficiency of our operations.  The operating margin is in fact impacted positively by our operations: we are going to increase organically operating margin by 1 to 2 points in 2014.  The acquisitions are weighting 120 basis points on this operating margin, and the yen 130. So, as a result, what we are targeting is operating margin between 30 and 31%, and this is of course before the acquisition of Accelrys.

So this is essentially the dynamic of our business for 2014, from the top line and the bottom-line perspective, and it results into the guidance you have in your package, with:

-	Sales growth of 10 to 11%, but 5 to 7% in the First Quarter only;
-	operating margin of 30 to 31%, 24 to 25% in First Quarter;
-	EPS of €3.40 to €3.50 for the full year.

And with that, Bernard and I will be happy to answer any questions you have.

Paris, 06 February 2014

Dassault Systèmes

Question and Answer Session

Pierre-Henri LOUVEL, Caisse des Dépôts et Consignations

One question for Bernard. Following Q3 profit warning, I am wondering whether you want to change your scale of organisation, and specifically if you want to create a new position, such as Head of Global Sales, on top of the three channels.

Bernard CHARLES

Q3 was a revenue warning.  The profit was up.  There is internal changes that have been done at the beginning of the year; it seems that you are well aware.  We will have Head of Global Sales for the three channels – for both the Asian world, the European world and the Americas – which was not the case before, because the leadership was for each channel.  We still keep that leadership for each channel for the governance, the policy of engagement, with the terms and conditions, the contracts, because you don’t engage with large customers the way you engage with volume channel.  So all of this will continue to exist, but the business for the three world platforms, and the position in Europe will be fulfilled in the beginning of the Second Quarter.

Brice PRUNAS, Exane BNP

Good morning, Gentlemen.  I would like to come back on your guidance for 2014, maybe for you, Thibault.

I would like to understand what forged your conviction about the rebound in Q2 sales, because recently the sales predictability has not been so good, so what are the key elements for you of this rebound?

My second question: you have not mentioned anywhere so far the question of rentals, which seems to be important in Q3.  Could you comment on that please?

Thibault DE TERSANT

Yes, certainly, Brice.

The comfort on the rebound in the top line, in the guidance, is coming from the combination of the different elements I presented. Solidworks’ rebound is a good indicator for us, it is somewhat an advanced indicator, because the sales cycle for Solidworks is much shorter than for the other products that we have.  So that is the first element that we took into consideration and it is an important one.

The second element is really the significant advancement of V6 architecture and the deployments, which are happening as we speak.  And we have seen that, for those customers having already deployed it, they have played a big role in revenue in Q4. The orders we have received were significant, so we see the traction coming from this deployment already, and we will see more, based on First Quarter deployment which should happen.

We also have an assumption, of course, which is linked to the new release 2014x, because it is going to simplify a lot our sales cycle and the ability to demonstrate the value we can bring: marketing action in front of the customer becomes the product itself and not a large pack of charts, and this matters quite a lot, in our business.

And finally, the pipe-line of business.  We are much disciplined in the manner in which we record the pipe of business, and the manner in which we validate it, with strict processes.  And I admit, already, that we were wrong with Q3; so the pipe is not the only indicator to look at for future business.  But when we look at it for 2014, we can clearly see an uptake in the strength of this pipe, starting in Q2.

Paris, 06 February 2014

Dassault Systèmes

So, this combination of elements plus some experience, and finally the fact that the investment of many industrial customers has been subdued in the last years: they need to invest at some point.  We also take in consideration the fact that, in Asia, we see a positive trend, and that our diversification strategy is bringing benefits. So it’s really considering all our business that we form our guidance.  But these positive signs are there.

The rental question: rental continues to be a dynamic for SIMULIA and we continue to see an uptake in rentals in SMB.  In Q4, the growth of our revenue in rentals was offset in part by the fact that we have large customers using it to adjust their workload. This is the element that I have already identified in 2013. For example, there are cycles in the development of planes, and so there is the uptake at the pace we have observed, starting in Summer 2012, but the revenue growth is impacted by this cycle in the development of these long-term projects

Gregory RAMIREZ, Bryan Garnier

I would like to come back to the deals that were delayed in Q3.  How much of the 25 – the €16 million euros that were delayed in Q3, will be in Q4?  I think you mentioned in the last call around €25 million of deals that were expected to be delayed in the Second Quarter.  Do you confirm these figures?  For 2014, have you got a better idea of the run rate of deals which are delayed?  Can you imagine that this is coming back to normal levels?

Bernard CHARLES

In Q3, we made two remarks, regarding your question about delays: most of them were signed first Quarter.  But the second remark was about the transition between the one-shot acquisition in rental and Thibault has commented that already. We have not, in those transactions, lost any one to competitors.

Now, related to the go-forward, the go-forward is based on the qualification of the pipeline.  So, in some way, your question is about “how do we qualify the pipeline?”‘ because in the past, you can say that the deal has been delayed, but it is difficult to say the same thing for future deals.  Because the question is not about whether they will be delayed or not, but when they will happen.

So, the answer to your question is about the pipeline qualification, the visibility on the business.  I think that we have learned interesting things about that, with the lesson learned from Third Quarter in terms of how to better qualify the visibility for the next coming quarters, so therefore, I think that this improvement in the qualification will help us to avoid to have those kind of last-minute postpone of contracts, which comes back to the question of sales discipline, and the quality of the process to really close the deals on-time, based on the planning that we have.

Anything, Thibault that you want to add?

Thibault DE TERSANT

The precise figure on the deals that we closed in Q4 and were delayed in Q3 is two-thirds: two-thirds of the deals were closed.

An Analyst, Citigroup

Three questions, if I may:

-
Firstly, if you look at your 2014 guidance in constant currency terms for revenue, on the one hand, you may have contribution from RTT, on the other you have done some divestitures in some of the businesses you owned, which gives me a figure of around 6-7% for your existing businesses, which includes CATIA, ENOVIA, which are also benefiting from the V6 introductions.  Could you give us a sense of how you see these leading brands evolve? In the medium term, is this the kind of brand rate that we should expect for CATIA and ENOVIA, going forward?  That is my first question.

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Dassault Systèmes

-
The second question relates to your M&A: you have gone ahead Accelrys, still have a good cash position.  Going forward, would you be inclined to even take on some debt, and go into a net debt position, as long as you find a suitable acquisition and the need to do so?

-
And my final question is strategic.  Looking toward China, you highlighted your welcome in China.  You talked about industrial equipment being a key market for you.  Some of the US companies have had a tough time in China.  Could you maybe say that your positioning as a French company with a good product potentially helps you a little bit more in China?

Bernard CHARLES

I will start with the last question because it is short: the answer is yes. We have a very good reputation, also, in China.  I will not go into political considerations, of course.  I think we have a very good image there.  Also, I think the Chinese government understands the lever that represents the adoption such kind of platforms for the competitiveness of owning their own brands.  It is becoming very clear now; I think that is a good driver. Now, it takes time, because the basic knowledge of the workforce is not necessarily all there yet, as well as the practices, but it is a very positive context.

Related to the second question, personally, I don’t like to have debt.  I think the cash-flow has been very good last year; slightly below the year before, but equivalent.  And the moves we have done are very relevant to the strategy we have formulated.  And I believe they will create mid-term, long-term significant levers for growth.

Again, the decision processes that we have are very clear: it is about critical technology, good team, good knowledge.  We favour a lot the scientific aspect, as opposed to the software aspect, where we believe that software is just the consequence of something else, and of course the will of the team to be with us, to build the future.

I think the sixteen acquisitions we did in the last two years are all aligned with those rules.  We don’t want to buy for revenue – for instant revenue – or for installed base, it is about the right solutions going forward.  I am very confident that connecting those elements together for the new platform we have created, called 3D Experience platform is going to be a very strategic advantage, in the mid-term and the long-term.  You remember the clients’ testimony.  It might not be fully-understood yet by all people, but they are very profound.  When a customer is telling you that “the tool you are developing for me now is changing the way I interact with my customers”, I think this has major consequences in the long term.  Will it be fully translated in 2014?  Obviously, with what Thibault said, we don’t think so; it takes a little bit of time.

Coming back on your first question, the brands that we have, whether you take SOLIDWORKS, or CATIA, or the ENOVIA, or DELMI for digital manufacturing, or SIMULIA for simulation, they all, mid-term and long-term, can and should go double-digit.  And I’m telling you because I am convinced that this will be the case.  They are world-class brands, the user loves the products, and the question is “how do we orchestrate the adoption of the industry solutions?” So, customers are buying the solution to transform their business.  To transform their business takes some time too. But the potential for each of the brands that we have is double-digit growth potential.

So, I don’t think any of the brands, even CATIA, which is at the origin of Dassault Systèmes, are in an asymptotic position, which might be the other aspect of your question. Again, we have to be careful about what it means very short-term, but the foundations for how much the world industry needs, across the twelve sectors that we serve, I think that we are only at the beginning.  We are not at the end of a cycle.  We are really in a digital world to transform the way innovation is working; the work of the making is at the beginning. We see it in China, we see it everywhere: in China, India, but also in Europe.  No one can say that the European industry will be competitive in the next ten – twenty years, without significant transformation.  And this is where we are.  So, long-term investor can trust us.  Short-term players, I’ll let them decide.  I don’t really care for short-term players; what I care, is for long-term players.

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Dassault Systèmes

Alexandre IATRIDES - Oddo

I would like to talk about the delays you were talking about, or maybe the low-growth or no-growth of the new licenses.  Is part of this low-growth coming from new sales conditions, and on V6 and the user license, for example, or the price of the V6?   Do you  have problems negotiating with the clients on these two subjects?

And on the CATIA V6 migration, that we don’t see for the moment, when do you think that CATIA will enter really into a phase of migration on V6 and will it drive growth as soon as 2014?

Also, on the taxes, could you tell us maybe in the longer-run, how we could monitor the taxes in the longer term?

Bernard CHARLES

I will let, of course, Thibault give you the very precise study that he did on those topics.

There are a few traps I don’t want to fall in, and that I want to pre-empt up front. The so-called V5 product line is very competitive around the world.  Our game plan is not a game plan of software migration, because the two architectures, V5 and V6 – are both very competitive. To the question “will V5 customers go to the V6 architecture”, the answer is yes.  But in many software companies, the revenue is created by doing updates of things.  In our case, we want to change the footprint of what customers can do with our solutions – S our first driver, is the footprint – which means touching and reaching new users.

And the second thing we want to do, which we tried to report to you, is the footprint from an industry coverage standpoint. Within one industry, what is the total accessible market? What are the industries we want to serve?  This is why we have done the V6 architecture. So, I think we can demonstrate that the total accessible market we can reach now has been doubled.  You cannot conclude that we are going to get it, because we have work to do.  But I believe it is easier to get growth from a total accessible market that has been doubled, and it is up to us to do the right solution for that.

On the last point, Cloud – this is not a technical issue.  We have demonstrated that can set up our Clouds, that we can build highly-sophisticated applications, which are very cool to use, online, and people are doing real projects.  I think with Cloud, what we are doing is reaching new types of customers, smaller, and doing business on a different model, where they really have managed their eco-system in a different way.  They don’t push data to the supplier; they just integrate the virtual company.  Those elements being said, the perspective of having a double – twice the size of the market we could reach before – is important, but of course, your factors, when you build your financial model, I can understand the questions are important too, so I don’t want to minimise them.  Thibault, do you want to comment about the mechanics of migration?

Thibault DE TERSANT

No the mechanics… On the one side, it’s never an easy negotiation.  It is true that we want to get an honest buck in return of the value delivered by V6. But I would say that the real topic is to be able to demonstrate the value with cases in production, customers in production, and this is this point that I believe we are approaching now and this is the one that will be critical.

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Dassault Systèmes

John King, Merrill Lynch

Firstly, on double-digit and the guidance you are giving for 2014, can you comment on whether you are factoring in any further shift to rental or Cloud, the Cloud products?

Secondly, related to that, you highlighted that you are growing rapidly in the BRIC economies and in new industries, so the implication, I guess for 2013, is that your core businesses were much slower.  Can you what you expect from those core industries as you move into Q1 2014?

Bernard CHARLES

Thank you for the question.  Just to note one thing, before I give the floor to Thibault.  In fast-growing countries, we also grow in traditional industries: China is designing its own automobiles.  So, fast-growing countries are also building their core industry in Aerospace or Automotive, so that is something to keep in mind.

Thibault DE TERSANT

For the rental, the basic assumption in the guidance is that in SMB, we will continue to see the same proportion of rental in the new licenses that will be sold, which is essentially one-fourth.  We have also factored the fact that with release 2014x, the availability of it on the Cloud will only be in subscription, and this uptake on the Cloud will be fully-spread of course, as a subscription.

On your question on industries, it is clear that we have a few industries that are going to grow faster than the rest of the Group, and in these few industries, you find new ones, like CPG or Energy as two examples, and Business Services is a third, smaller, but growing fast. Industrial equipment is one industry which we also believe is going to grow faster than the rest of the Group.  It does not mean we are not going to have growth in Aerospace and Automotive, but we will continue the diversification, so the growth of these two will be a little bit slower than the rest of the group.

Mohammed Moawall, Goldman & Sachs

Can you comment on what sort of execution improvements you have built into your outlook in the Americas?  This has been one region that has been inconsistent in the past 12 months, so could you shed some light on the assumptions?

Bernard CHARLES

In the Americas, people have to keep in mind that we bought the IBM sales force for not so long ago, so we do not have the same 30 years of experience that we have in research and development or sales.   I was talking with the team a couple of days ago, and I said, please, keep in mind that our team is only five years old when it comes to managing all around the world, not 30 years old.  So, it takes time to put the right structure, organisation, leadership in place.

I think, to answer your question: in America, we have taken some key decisions, there is one member of the Executive Committee members now based in Boston, very close to the market, and we have really strengthened the organisation especially for the direct sales force.  The volume channel has been doing quite fine in America, but the direct sales force was too weak, not being sales and value-oriented, being too much technical.  We had great geeks there; we need to have business people.  So I think you will see the results of that this year.  We are in a good position to improve this situation. This topic is not related only to America; in the fast-growing countries, we are also building the teams to make sure they have the right profiles so that they can sell the value, as Thibault said, as opposed to negotiating the migration of a piece of software.  There is a big difference between selling the software and selling the value of the software for a customer.  We are getting there.  And I trust the three channels that we have will be able to build their growth in that context.

Paris, 06 February 2014

Dassault Systèmes

Adam Wood, Morgan Stanley

Just coming back to the planned initiatives that you have launched: could you give us a broader feel on the gives and takes on the Cloud initiatives?  Obviously, it broadens your markets and lets you get into smaller companies; on the other hand, there is probably some canibalization.  Can you give us a feel of how you see that playing out over the next 18 months?

Then, just on the cash-flow.  It was weaker in the fourth quarter and we saw some mechanical shifts there. Could you just help us understand: is that more a structural change, or is it more in the Fourth Quarter.

And then finally, just on the M&A, you have spent a billion euros in the last 18 months.  Obviously, it’s a little early to see the flow-through into top-line acceleration at this stage, but could you again just help us understand how long we should wait in terms of integrating that M&A, into the top line?

Bernard CHARLES

On the first part of the question, relating to the fact that the software is available online, on the Cloud, we believe that we can make a business model with equivalent or better performance than the current business model, so it’s not a concern to us if a customer is going Cloud, versus buying the software, because we believe the business model can be very efficient.

The second remark is, in addition to that, it’s easier, when you have a Cloud environment to help the users to expand, in the applications usage they have, you know what they do with it.  And when you sell software, you don’t exactly know what the user is doing, but in the Cloud, you know.  You are literally with them every day.  So you can sell upside in a different way.  So we believe on a pure efficiency, providing the wide portfolio we have, we will be able to do even better.  So it’s not a concern, we don’t propose Cloud only to small companies; we believe it is going to be a significant element of the overall new operating environment.

I will take the last question, and let Thibault comment on the speed of integrating acquisitions.

You will notice that many of those acquisitions are not add-ons to what we have been doing up to now, but they are creating a new centre of gravity for Dassault Systèmes business.  When we created the brand GEOVIA, after the acquisition of Gemcom, for underground modelling, we were creating a new centre of gravity. It is true that this year was not a good year for the mining sector, but this is a sector which is really also at the beginning of its digitalisation process.

The second example is with Apriso, DELMIA is leader in its sector.  We have not been positioned enough in execution of manufacturing; we have been in what we call engineering of the manufacturing process.  Now, we are in the execution of Manufacturing.  I believe that this is a new centre of gravity, to really reach new types of companies, or extend with new types of users.  Therefore, the answer to your question is: it’s not only a question of integration – that’s not the most complicated part for us - Apriso has been doing well, but as a small-mid-sized company and now with us, it is about scaling them up, so that we can sell it into the 40 countries in which we are, onto the targeted market we have. I don’t think integration will be an inhibitor; the biggest challenge that we have to solve is to create the solution that is easy to sell for our sales force – direct and indirect.

Paris, 06 February 2014

Dassault Systèmes

Derric MARCON, Société Générale

I’ve got three questions, if I may.  You shared with us a very interesting statistic about ENOVIA adoption.  I would like to have the same statistic, if possible, for CATIA V6. What would be your best-case in terms of adoption?   I know that it is not a pure migration journey, but I’m interested in particular by that.

My second question is much simpler: in terms of contribution to license revenue, what is the proportion from high-growth country and new-license revenue?

My third question is about the organic increase you forecast on the EBIT margin (+1-2 percentage points)?  What does it mean in terms of constraints on the 2013 cost base: what kinds of efforts does it need to reach the targets?

Thibault DE TERSANT

We gave an interesting statistic on Enovia.  Don’t make me regret it, Derric.  We still are at the a beginning on CATIA, which is around 10% of licenses in V6, but you know the reasons, of course: with the go-live going, this is going to change, of course, quickly.

On the cost-management and operating margin, actually, we pay a lot of attention to our efficiency, and we pay attention to our IT infrastructure, we use a lot the virtualisation.  There are a few elements where we can actually have a good impact on our expenses, without constraining dramatically new hires and, frankly, the development of our business.  Our model for sales is truly a percentage of the revenue, so the revenue is going to drive the sales people that we will deploy, and with that model, we can also deliver the kind of margin management that you highlighted.  So, I don’t believe that we are constraining, killing our growth capabilities.  I think we are building the ability in our operations, and keeping the capability to invest, when we see the market growing fast, and this is what we do.

So, the contribution of high-growth countries, I don’t know exactly the figure, but I can tell you that new-license growth that was about 15% in high-growth countries.

Laurent DAURE – Kepler  Cheuvreux

Two questions: one is more long-term and the second would be more for the short-term. The first is on your Cloud offer: could we have an idea of how many engineers you used to develop the offer, and the revenues you could get, let’s say in three years from now, on this offer?

The second one is, I understand your guidance on the license side double-digit, but you have quite significant help from acquisition on that.  Could you give us a little bit more flavour of the impact of acquisition on this guidance?

Thibault DE TERSANT

Related to the first question, about basically the dynamic of Cloud-based acquisition and traditional acquisition by customer, installing them on their own computers: it’s very difficult to predict right now.  I think it is too early for us to give you indication.  We don’t really know.  However, I would mention two things that might be useful for you.  With the Cloud, let’s take the example of Solidworks, for illustration here – we provide to users something that they could not have without the Cloud. In the testimony it was very, it was very clear, it was this collaborative social collaboration online, that they are not used to use.  They use it now, sending files to the third-party and to the partner, and the partner will take the same software and do the job.  So, this is add-on; it’s not replacement.

The same thing will happen in the context of CATIA.  But I think we have to learn now what will be the dynamic on the market.  My feeling – or impression – is that Cloud will be adopted faster by small and mid-sized companies than it will be by very large groups, for different reasons that we can come on it.

Paris, 06 February 2014

Dassault Systèmes

Related to Security – I do this side remark – we have done a lot of study on the topic.  When customers send files today, they don’t know what is happening to the file and I think in your own business, when you send files, you never know what is happening.

In the Cloud, you know; you know who is using what, when.  So, it’s an interesting remark relating to the question of Security.  And some customers have already told us that maybe it is better to know who is using what when, than to be blind to send a file to someone and not know exactly what they are going to do with it.  More to be discussed in this, but this will be a parameter for the adoption, because it has been based on many recent publications.  A subject matter related to data protection, that I think will come back in the discussion. So we’ll see.  It’s very difficult to predict right now.

Thibault DE TERSANT

So, for the short-term question, the organic growth in the guidance is between 6 and 10%.

Bernard CHARLES

Thank you for attending this conference.  Have a good day.  Have a good year.

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Paris, 06 February 2014